Exhibit (a)(59)

iBasis, Inc.

December 7, 2009

Dear Optionholder:

You are the holder of an outstanding stock option or options to purchase shares of common stock of iBasis, Inc. (the “Company”) granted under the iBasis Amended and Restated 1997 Stock Incentive Plan and/or the iBasis 2007 Stock Plan (the “Plans”).  The purpose of this letter is to: (1) provide information to you concerning the Settlement Agreement the Company entered into with KPN B.V. (“KPN”), Koninklijke KPN N.V. (“Royal KPN”) and Celtic ICS Inc. (“Merger Sub”) on November 23, 2009 (the “Settlement Agreement”), in connection with the KPN Tender Offer (the “Tender Offer”); (2) explain the effect of the Settlement Agreement and consummation of the Tender Offer on the Company’s outstanding stock options under the Plans; and (3) describe a “cash out” procedure that will automatically occur with respect to your stock options promptly after the date on which shares of common stock of the Company (the “Shares”) are first accepted for payment pursuant to the Tender Offer (the “Acceptance Date”) as described more fully below.

INFORMATION ABOUT THE SETTLEMENT AGREEMENT

On November 23, 2009, the Company entered into the Settlement Agreement. The Settlement Agreement addresses certain matters concerning the Tender Offer and, among other things, requires KPN, Royal KPN and Merger Sub to amend the Tender Offer to increase the purchase price to $3.00 per Share in cash, without interest and less required withholding taxes (the “Offer Price”), and to extend the expiration date of the Tender Offer to 12:00 midnight, New York City time, on December 8, 2009.  If the conditions to the Tender Offer are not then satisfied or waived, the Tender Offer may be extended at KPN’s election.

The Tender Offer is subject to several conditions, including there being validly tendered and not withdrawn prior to the expiration of the Tender Offer a number of Shares, that, when added to the number of Shares already owned by KPN, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Tender Offer. If KPN purchases Shares in the Tender Offer and KPN owns at least 90% of the outstanding Shares as a result of the consummation of the Tender Offer, the parties will take all necessary and appropriate action to cause Merger Sub to be merged with and into the Company as soon as practicable without a meeting of stockholders of the Company by way of a short-form merger (the “Merger”) in accordance with Section 253 of the Delaware General Corporation Law, and consequently, each Share owned by the remaining stockholders will automatically be converted into the right to receive cash in an amount equal to the Offer Price (subject to the exercise of statutory appraisal rights).

On November 25, 2009, the Board of Directors of the Company adopted resolutions (the “Resolutions”) providing that, at or immediately prior to the Acceptance Date, all outstanding stock options (including, without limitation, those held by any member of the Board of Directors or any executive officer of the Company), whether or not vested or exercisable, shall vest and be cancelled, and the Company shall pay the holder of each such stock option at or promptly after the Acceptance Date an amount in cash equal to the product of (i) the excess, if any, of the Offer Price per share at the Acceptance Date over the applicable exercise price per share of each such Company stock option, and (ii) the number of shares subject to such Company stock option immediately prior to the Acceptance Date.  In a letter agreement dated November 25, 2009 among KPN, Royal KPN, Merger Sub and the Company, KPN, Royal KPN and Merger Sub agreed and acknowledged that, notwithstanding anything to the contrary set forth in the Settlement Agreement, the Board of Directors of the Company may adopt and implement such Resolutions and that such adoption and implementation shall not be deemed to be in contravention of the Settlement Agreement or any condition to the Tender Offer.

In other words, each holder of a stock option that is not exercised prior to the Acceptance Date will be entitled to receive, for each share of the Company’s common stock subject to such stock option, an amount equal to the difference between $3.00 and the per share exercise price of such stock option, less required tax withholdings.  For example, if you hold a stock option exercisable for the purchase of 100 shares of the Company’s common stock and the per share exercise price of your stock option is $0.50, then if you did not exercise your stock option prior to the Acceptance Date, you would be entitled to $250 (100 times the difference of $3.00 minus $0.50), less required tax withholdings.

EFFECT OF THE CONSUMMATION OF THE TENDER OFFER

ON YOUR STOCK OPTIONS

All outstanding stock options of the Company will be accelerated, vested in full and cancelled as of the Acceptance Date.  As a result if the Tender Offer is consummated, your then outstanding stock options will be vested on the Acceptance Date.  Prior to the Acceptance Date, you have the right to exercise any outstanding fully-vested stock options in accordance with the Company’s standard exercise procedure.  Alternatively, any stock options that are not exercised prior to the Acceptance Date, along with all your accelerated, fully vested stock options as of the Acceptance Date, will be cashed out as described below under the caption “Cash Out Procedure. Any stock options that have an exercise price at $3.00 per share or greater will be cancelled as of the Acceptance Date and you will not receive any compensation for these “underwater” options.

CASH OUT PROCEDURE

At the Acceptance Date, all outstanding stock options, whether or not vested or exercisable, shall vest and be cancelled, and each outstanding stock option with an exercise price per share that is less than the Offer Price, will entitle its holder to the right to receive, without interest, the cash amount equal to (i) the excess, if any, of the Offer Price per share at the Acceptance Date over the applicable exercise price per share of each such Company stock option, multiplied by (ii) the number of shares subject to such stock option (such product, the “Option Consideration”). Each outstanding stock option with an exercise price per share that is equal to or greater than the Offer Price will be automatically terminated as of the Acceptance Date, without any consideration therefore.  Any Option Consideration due to you will be paid to you by the Company’s payroll services at or promptly after the Acceptance Date.

Applicable withholding taxes will be deducted from your proceeds.  Please be aware, however, that there may be adverse tax consequences associated with the cash out if you are holding an incentive stock option, or “ISO,” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).  A more detailed description of the possible U.S. federal tax consequences of the cash out is set forth below.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The discussion set out below provides more detail regarding some of the United States federal income tax considerations with respect to the consummation of the Tender Offer that are generally applicable to current holders of Company stock options.  The discussion does not deal with all federal income tax considerations that may be relevant to specific optionholders in light of their particular circumstances.  Furthermore, no state, local or foreign tax considerations are addressed.  The discussion is based upon provisions of the Code, as well as Treasury regulations, administrative rulings and judicial decisions thereunder, all of which are subject to change (possibly with retroactive effect) or to different interpretations.  The Company will not obtain a tax opinion from counsel, and no ruling from the Internal Revenue Service has been or will be requested with respect to any of the tax matters discussed herein.  Accordingly, all holders of Company stock options are urged to consult their own tax advisors as to the specific tax consequences to them of the Tender Offer, including the applicable federal, state, local and foreign tax consequences.

U.S. Federal Income Tax Consequences Related to Stock Options

Incentive Stock Options. Certain Company stock options are intended to qualify as “incentive stock options” (“ISOs”) under Section 422 of the Code.  Under existing federal income tax law, the exercise of an ISO does not result in regular taxable income to the optionee.  However, the sale of any shares received upon exercise of an ISO (including the Tender Offer that is scheduled to occur) may constitute what is known as a “disqualifying disposition” of such shares under the Code, as explained below.

If you exercise an ISO prior to the Acceptance Date, no withholding or deductions for income or employment taxes (i.e., Social Security, Medicare or FUTA) will be required in connection with any such exercise. However, when the shares that you receive as a result of the exercise of your ISO (we refer to them as “ISO Shares”) are exchanged for cash, this will amount to what is known as a “disqualifying disposition” of those ISO Shares.  A disqualifying disposition occurs if ISO Shares are not held for a sufficient period of time after the grant date and/or the date of exercise of the option.  Participating in the Tender Offer will cause a disqualifying disposition with the following effects:

•      You will generally be required to recognize ordinary income in an amount equal to the excess of (a) the aggregate fair market value of such ISO Shares on the exercise date, over (b) the aggregate exercise price paid for such ISO Shares.

•      The ordinary income that is recognized upon a disqualifying disposition of ISO Shares generally is not subject to income tax withholding, and avoids employment (but not income) taxes altogether.

•      In addition, the acceleration of vesting of certain ISOs on the Acceptance Date may cause them to lose their status as ISOs.

Tax Consequences of the Cash Out Procedure

In connection with the cash out with respect to your outstanding stock options, the payments that are made to you will generally result in taxable ordinary income at the time such payments are made.  In the case of employees or former employees of the Company, the payments will be reduced by applicable income and employment taxes (which may be satisfied by withholding cash otherwise payable to you).

Note that the cash out with respect to an incentive stock option may have adverse tax consequences to you.  Specifically, with the “cash out” feature, the terms of your ISO are considered to be modified, which has the effect of automatically converting your ISO into a nonstatutory stock option (“NSO”) for tax purposes.  This means that any cash out payments you receive will be subject to income and employment tax (Social Security, Medicare, FUTA) withholding, and accordingly the Company will withhold applicable taxes from the Option Consideration that you would otherwise be entitled to receive.  By contrast, as described above, if you simply exercise an ISO (and the option has not been modified or otherwise converted into an NSO at the time of such exercise), then even in the event of a disqualifying disposition (i.e., an immediate sale after exercise), there is no income tax withholding requirement at the time of exercise (and hence you may be able to defer the payment of your income tax liability on the sale of ISO shares until April 15, 2010 for calendar year taxpayers), and the payment of Social Security, Medicare and FUTA taxes may be avoided altogether.

IRS CIRCULAR 230 DISCLAIMER

This advice was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer;

The advice was written to provide tax information in connection with your potential exercise of stock options; and

The taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The obligations of the Company pursuant to the terms set forth in this letter shall be null and void, if the Acceptance Date does not occur.  In such case your stock options will continue to be subject to the terms and conditions of the Plans, and will not be subject to any acceleration as a result of the Tender Offer.

Very truly yours,

iBasis, Inc.

/s/ Mark S. Flynn
Mark S. Flynn
Chief Legal Officer and Corporate Secretary